Medina International Corp. Suite 1305 – 1090 West Georgia Street Vancouver, BC V6B 3V7

February 28, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Mailstop 4561
Washington, DC 20549

Attention:	Mr. Thomas Flinn
Staff Accountant

Dear Sirs:

Re:	Medina International Corp.
Form 8-K
Filed February 27, 2006
File No. 0-50482

Thank you for your letter dated February 28, 2006. We have revised our Form  8-K filed on February 27, 2006 in response to your comments.

We have added the following sentence to our disclosure at the end of the third paragraph under Item 4.01:

The accountant’s report on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

We will also file a letter from our former accountant indicating that they agree with our disclosure on our amended Form 8-K.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  We further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. We also acknowledge that the Company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MEDINA INTERNATIONAL CORP.

Per: /s/ Nick DeMare

Nick DeMare